CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	June 30, 2011	December 31, 2010
Assets

Current assets
Cash	$204,853,393	$119,477,298
Restricted cash	89,105,747	66,530,303
Accounts receivable, net	4,587,328	4,087,086
Inventories	10,302,679	7,002,277
Prepaid expenses and other deposits	28,395,279	28,749,680
Other receivables	955,042	2,068,082
Total current assets	338,199,468	227,914,726

Non-current assets
Property, plant and equipment, net	118,611,713	85,489,849
Land use right, net	15,777,925	15,599,157
Total non-current assets	134,389,638	101,089,006
Total assets	$472,589,106	$329,003,732

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$12,084,536	$2,650,689
Notes payable	142,636,907	86,227,272
Term loans	32,258,064	44,090,909
Land use right payable	1,368,062	10,203,404
Income tax payable	4,555,611	4,151,665
Customers deposits	15,175,763	9,686,444
Accrued liabilities and other payables	11,100,825	4,181,347

Total current liabilities	219,179,768	161,191,730

Total liabilities	219,179,768	161,191,730

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value; 59,428,578 and 46,139,053 shares outstanding as of June 30, 2011 and December 31, 2010, respectively	140,418,118	73,944,243
Additional paid-in capital	6,930,944	6,930,944
Treasury stock, 780,273 shares, at cost as of June 30, 2011, none as of December 31, 2010	(2,980,227)	-
Retained earnings	97,560,760	79,522,406
Accumulated other comprehensive income	11,479,743	7,414,409

Total stockholders' equity	253,409,338	167,812,002

Total liabilities and stockholders' equity	$472,589,106	$329,003,732

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2011	2010	2011	2010

Revenue	$86,091,053	$64,040,727	$148,767,412	$125,862,079

Cost of revenue	(62,516,645)	(44,911,879)	(107,230,000)	(88,068,703)

Gross Profit	23,574,408	19,128,848	41,537,412	37,793,376

Operating expenses:
General and administrative expenses	(2,477,658)	(1,531,098)	(4,392,955)	(3,507,208)
Selling and marketing expenses	(251,364)	(240,295)	(559,498)	(635,551)
Warrant compensation expenses	-	-	(5,700,000)	-
Total operating expenses	(2,729,022)	(1,771,393)	(10,652,453)	(4,142,759)

Operating income	20,845,386	17,357,455	30,884,959	33,650,617

Other income and (expense):
Interest income	690,156	102,007	945,729	379,481
Interest expenses	(1,970,324)	(1,292,889)	(4,809,406)	(2,377,783)
Sundry income	29,095	91	41,052	84,998

Income before income taxes	19,594,313	16,166,664	27,062,334	31,737,313

Income tax expense	(5,551,183)	(4,089,356)	(9,023,980)	(8,132,185)
Net income	$14,043,130	$12,077,308	$18,038,354	$23,605,128

Earnings per share
- Basic	$0.24	$0.28	$0.33	$0.56

- Diluted	$0.24	$0.26	$0.33	$0.51

Weighted average common shares outstanding
- Basic	59,217,040	43,056,215	54,197,375	42,208,807

- Diluted	59,217,040	46,964,095	54,197,375	46,116,687

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2011	2010	2011	2010

Net income	$14,043,130	$12,077,308	$18,038,354	$23,605,128

Other comprehensive income
Foreign currency translation gain	2,673,824	748,678	4,065,334	763,606

Total comprehensive income	$16,716,954	$12,825,986	$22,103,688	$24,368,734

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2011
(IN US DOLLARS)

	Common Stock, with no Par Value		Treasury Stock, at cost		Additional	Accumulated Other
	Number of		Number of		Paid-in	Comprehensive	Retained	Total
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Equity

Balance at December 31, 2010	46,139,053	$73,944,243	-	$-	$6,930,944	$7,414,409	$79,522,406	$167,812,002

Net income	-	-	-	-	-	-	18,038,354	18,038,354
Foreign currency translation gain	-	-	-	-	-	4,065,334	-	4,065,334
Shares issued for warrant conversion	13,294,775	66,473,875	-	-	-	-	-	66,473,875
Adjustment from separation and creation of units	(5,250)	-	-	-	-	-	-	-
Purchase of treasury stock	-	-	(780,273)	(2,980,227)	-	-	-	(2,980,227)

Balance at June 30, 2011	59,428,578	$140,418,118	(780,273)	$(2,980,227)	$6,930,944	$11,479,743	$97,560,760	$253,409,338

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Six Months
	Ended June 30,
	2011	2010
Cash flows from operating activities:
Net income	$18,038,354	$23,605,128

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,273,275	1,458,116
Amortization of land use right	159,388	105,997

Changes in assets and liabilities:
Accounts receivable, net	(409,990)	(217,527)
Inventories	(3,122,522)	(291,943)
Prepaid expenses and other deposits	950,312	(13,023,041)
Other receivables	1,130,291	(107,422)
Accounts payable	9,288,625	(2,776,651)
Income tax payable	313,259	290,313
Customers deposit	5,234,463	359,007
Accrued liabilities and other payables	6,766,436	1,003,526

Net cash provided by operating activities	40,621,891	10,405,503

Cash flows from investing activities:
Cash paid for property, plant and equipment	(32,919,079)	(34,444,321)
Payment of purchases of land use right	(8,964,693)	(2,849,943)
Changes in restricted cash	(20,968,953)	(37,751,779)
Changes in prepaid machinery deposits	-	13,973,966

Net cash used in investing activities	(62,852,725)	(61,072,077)

Cash flows from financing activities:
Repayment of term loans	(24,290,245)	(16,073,377)
Proceeds from term loans	12,457,400	21,094,407
Proceeds from notes payable, net	54,069,151	50,457,165
Proceeds received from exercise of warrants	66,473,875	25,108,393
Purchase of treasury stock	(2,980,227)	-

Net cash provided by financing activities	105,729,954	80,586,588

Net increase in cash	83,499,120	29,920,014

Effect on change of exchange rates	1,876,975	415,749

Cash as of January 1	119,477,298	79,607,369

Cash as of June 30	$204,853,393	$109,943,132

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$4,596,166	$2,377,783
Income tax paid	$8,710,721	$7,868,996
Non-cash paid during the period for:
Acquisition of land use rights with issuance of promissory note	$-	$10,667,778

See notes to financial statements

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

China Gerui Advanced Materials Group Limited (“The Company” or “China Gerui”)’s holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company and a leading China-based specialty precision cold-rolled steel producer.  Through its investment in these entities, the Company manufactures and sells specialty, high-end, high precision, ultra thin, high strength, cold-rolled, narrow and wide strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise, and are extensively used in the manufacturing industry throughout mainland China. The Company's products are not standardized commodity products, but are tailored to customers' requirements and then incorporated into products they and end-users make for various applications. The Company sells its products to its customers in the People's Republic of China (PRC) in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.

The consolidated financial statements include the financial statements of China Gerui and its subsidiaries (together referred to as the "Group"). The Company owns 100% equity interests directly and indirectly, in two subsidiaries, namely Wealth Rainbow and Henan Green. The organization chart of the Group is as follows:

On April 1, 2011, the Company's Board of Directors held and passed a resolution for Stock Repurchase Plan. During May to June, 2011, the Company repurchased 780,273 shares with amount of $2,980,227.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These interim consolidated financial statements are unaudited.  In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim consolidated financial statements have been included.  The results reported in the consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year. The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying footnotes of the Company for the year ended December 31, 2010, as filed in Form 20-F with the Securities and Exchange Commission on April 19, 2011.

The unaudited consolidated financial statements include all accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

(b)	Foreign currency translation

The Group uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The Company maintains its books and records in its functional currency, U.S. dollars. Each of the Company's subsidiaries, Wealth Rainbow and Henan Green, maintains its books and records in its respective functional currency,  Hong Kong dollars (“HK$”) and Chinese Renminbi (“RMB”), being the lawful currency in Hong Kong and the PRC, respectively. Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The period-end rates for June 30, 2011 and December 31, 2010 of Renminbi to one US dollar were 6.4635 and 6.6000 respectively; average rates for the six months ended June 30, 2011 and 2010 were 6.8189 and 6.8262 respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholder's equity section of the balance sheet. As of June 30, 2011 and December 31, 2010, the accumulated foreign currency translation gain was $11,479,743 and $7,414,409 respectively.  Foreign currency gains and losses resulting from transactions are included in earnings.

The period-end rates for June 30, 2011 and December 31, 2010 of Hong Kong dollar to one US dollar were 7.7814 and 7.7810 respectively; average rates for the six months ended June 30, 2011 and 2010 were 7.7804 and 7.7726 respectively.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(c)	Cash

Cash represents cash in banks and cash on hand.

The Group considers all highly liquid investments with original maturities of three months or less to be cash. The Group maintains bank accounts in the PRC.

(d)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts sales returns and trade discounts. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.  The Group has historically been able to collect all of its receivable balances, and accordingly, 2% allowance has been provided for doubtful accounts.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure to its customers.

(e)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel. Cost is determined using the weighted average cost method. In the case of work in process and finished goods, such costs comprise of direct materials, direct labor and an appropriate proportion of overheads.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed. Government subsidies received reduce the cost of construction.

The estimated useful lives of the assets are as follows:

Estimated Life
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities located, and are charged to expense over their respective lease periods.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 43 to 50 years.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(h)	Impairment of long-lived assets

In accordance with FASB ASC Topic 360, Property Plant and Equipment, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value. If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell.

The Group generally evaluates impairment at the entity level. Based on the Group’s assessment, no impairment was recognized as of June 30, 2011 and December 31, 2010.

(i)	Fair value measurements

FASB ASC Topic 820, “Fair Value Measurement and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs.  Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(i)	Fair value measurements (…/Cont’d)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 -
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 -
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group’s financial instruments consist principally of cash, accounts receivables, accounts payable, land use right payable, term loans, notes payables and accrued liabilities. None of which are held for trading purposes. Pursuant to ASC 820, the fair value of the Group's cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Group believes that the carrying amounts of all of the Group's other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

(j)	Revenue recognition

The Group generates revenue primarily from sales of steel mill flat-rolled products.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectability is reasonably assured.

The Group recognizes its revenue upon the transfer of finished products to customers upon shipment from the Group's facilities. The Group sets the final price for a product based on the management's final measurement of the weight and dimensions of the product and confirmation that the product meets the customer's specifications as agreed in the original customer's order. The Group grants a three-week period for customers to dispute product quality.  Based on the Group’s assessment and past experiences, the rate of customer disputes averaged approximately 0.3% for the six months ended June 30, 2011 and the year ended December 31, 2010. Therefore, the Group has determined that the Group's revenue recognition practice is appropriate.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(k)	Income taxes

The Group accounts for income taxes under FASB ASC Topic 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Group adopted FASB ASC Topic 740, "Income Taxes", which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Group recognizes interest and penalty related to income tax matters as income tax expense. As of June 30, 2011 and 2010, there was no penalty or interest recognized as income tax expenses.

(l)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Group accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Group discloses contingent liabilities when the risk of loss is reasonably possible or probable.

As of June 30, 2011 and December 31, 2010, the Group’s management has evaluated all such proceedings and claims, the Group was not subject to any loss contingencies either for legal proceedings or claims. In additions, the management has not become aware of any product liability claims arising from any incident during the six months ended June 30, 2011 and the fiscal year ended December 31, 2010; therefore, the Group has not recognized a liability for product liability claims.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(m)	Financial Guarantee

According to FASB ASC Topic 460 "Guarantees", financial guarantees are contracts that contingently require a guarantor to make payments to a guaranteed party based on changes in an underlying asset, liability, or an equity security of the guaranteed party. Examples of financial guarantees included:

-	Financial standby letters of credit;
-	Market value guarantees on either financial assets(such as securities) or a nonfinancial assets owned by the guaranteed party;
-	Guarantees of the market price of the common stock of the guaranteed party;
-	Guarantees of the collection of the scheduled contractual cash flows from individual financial assets held by special-purpose entity; and
-	Guarantees granted to a business or its owners that the revenue of the business for a specified period of time will be at least specified amount.

On June 28, 2011, the Company's subsidiary, Henan Green, signed a mutual financial guarantee agreement with Henan Xinye Textile Co., Ltd., a non-related company of the Group. Under the agreement, both companies are contingent as guarantor with maximum potential amount of future payment approximately $4.6 million. The term of the guarantee is through December 31, 2012.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Earnings per share

Basic earnings per share are computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. As of June 30, 2011, the Company had a total of 144,000 warrants outstanding which were granted to it's underwriter during November 2009 in connection with the sale of 4,800,000 ordinary shares such warrants and may be exercised on or after August 9, 2010 and until November 9, 2014. As of June 30, 2011, all such warrants are deemed to be anti-dilutive since their exercise price is higher than the fair value the Company's common stock.

The following table sets forth the computation of basic and diluted net income per common share:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2011	2010	2011	2010

Net income	$14,043,130	$12,077,308	$18,038,354	$23,605,128

Weighted average outstanding shares of common stock	59,217,040	43,056,215	54,197,375	42,208,807
Dilutive effect of Warrants	-	3,606,526	-	3,606,526
Dilutive effect of Unit Purchase Option granted to underwriters	-	301,354	-	301,354

Diluted weighted average outstanding shares	59,217,040	46,964,095	54,197,375	46,116,687

Earnings per common stock:
Basic	$0.24	$0.28	$0.33	$0.56
Diluted	$0.24	$0.26	$0.33	$0.51

(o)	Segment information

FASB ASC Topic 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements. The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Economic and political risks

The Group's operations are conducted in the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(q)	Recently issued accounting standards not yet adopted

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No.2011-05, “Comprehensive Income (Topic 220).” This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments’ in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income not do the amendments affect how earnings per share is calculated or presented. This ASU applied retrospectively and is effective for fiscal years and interim periods within years beginning after December 15, 2011, which for the Group means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Group’s financial position or results of operations.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	CASH

Cash represents cash in bank and cash on hand. Cash as of June 30, 2011 and December 31, 2010 consists of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Bank balances and cash	$293,959,140	$186,007,601
Less: Restricted cash	(89,105,747)	(66,530,303)
	$204,853,393	$119,477,298

Bank balances and cash

Cash as of June 30, 2011 and December 31, 2010 were $204,853,393 and $119,477,298, respectively. As of June 30, 2011 and December 31, 2010, cash of which $181,235,270 and $113,719,383 was held respectively, in Renminbi on deposit with banks located in the PRC. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

Cash is classified by geographical areas is set out as follows:

	(Unaudited) June 30, 2011	December 31, 2010

Hong Kong	$23,618,123	$5,757,915
The PRC	181,235,270	113,719,383
	$204,853,393	$119,477,298

Maximum exposure to credit risk

Cash is denominated in the following currencies:

	(Unaudited) June 30, 2011	December 31, 2010

USD	$23,617,762	$5,744,923
RMB	181,235,270	113,719,383
HKD	361	12,992
	$204,853,393	$119,477,298

Restricted cash

As of June 30, 2011 and December 31, 2010 the Group's cash amounting to $89,105,747 and $66,530,303 respectively, were restricted and deposited in certain banks as guarantee deposits as security for notes payable granted by the banks.

The restricted cash guarantees $142,636,907 and $86,227,272 of notes payable as of June 30, 2011 and December 31, 2010 respectively. It can only be released at the expiration date of corresponding notes payable.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of June 30, 2011 and December 31, 2010, the provision on accumulated allowance for doubtful accounts was $33,215 and $32,528 respectively.

5.	INVENTORIES

Inventories as of June 30, 2011 and December 31, 2010 consist of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Raw materials	$2,979,208	$3,395,097
Work-in-process	2,190,534	1,404,362
Finished goods	5,132,937	2,202,818
	$10,302,679	$7,002,277

6.	PREPAID EXPENSES AND OTHER DEPOSITS

Prepaid expenses and other deposits as of June 30, 2011 and December 31, 2010 consist of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Prepaid purchases	$27,154,484	$27,772,852
Prepaid general expenses	1,240,795	976,828
	$28,395,279	$28,749,680

Prepaid purchases represent amounts prepaid to suppliers for the purchases of raw materials and accessories.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

7.	OTHER RECEIVABLES

Other receivables as of June 30, 2011 and December 31, 2010 consist of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Advances to staff	$263,627	$18,916
Loan to customers	-	106,060
Standby guarantee fund	268,624	213,876
Warrant consideration receivable	-	1,352,180
Others	422,791	377,050
	$955,042	$2,068,082

Other receivables represent advances to staff, cash retained by the Company’s warrant agent for warrants exercised and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

Included in other receivables is $268,624 of funds held by unrelated third parties to provide a standby guarantee for Henan Green to obtain additional bank loans. There was no agreement signed with the third parties and no interest income was received.

As of June 30, 2011, no cash was retained by the Company's warrant agent. $1,352,180 cash was retained by the Company’s warrant agent for 270,436 warrants exercised as of December 31, 2010.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2011 and December 31, 2010 consist of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Buildings	$8,069,006	$7,902,125
Leasehold land improvement	21,304	20,864
Plant machinery and equipment	45,506,942	42,367,394
Vehicles	2,986,945	2,574,278
Office equipment	249,602	205,479
Construction in progress	80,830,516	49,199,036
	137,664,315	102,269,176
Less: Accumulated depreciation	(19,052,602)	(16,779,327)
	$118,611,713	$85,489,849

Depreciation expense for the six months ended June 30, 2011 and 2010 was $2,273,275 and $1,458,116 respectively.

Construction in progress consists of the construction of a plant and production lines on 300 acres of land and the improvement project on the 300,000 tonnes production lines and plant facilities. The total construction in progress as of June 30, 2011 and December 31, 2010 was $80,830,516 and $49,199,036 respectively.

	(Unaudited)	Estimated cost
	Balance at	to complete as of	Estimated time
	June 30, 2011	June 30, 2011	to complete

New additions during the second quarter of 2011:
Production lines	$11,974,936	$1,330,548	Before December, 2011
Plant	696,217	464,145	Before December, 2011
Additions in 2010 and placed in service July 1,2011:
Production lines	57,197,808	-
Plant	10,961,555	-
	$80,830,516	$1,794,693

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

8.	PROPERTY, PLANT AND EQUIPMENT (…/Cont’d)

As of June 30, 2011, the total construction in progress amounting of $80,830,516 included the completion of new production lines and plant amounted $57,197,808 and $10,961,555 respectively, these production lines and plant were placed in use from July 2011.

All these production lines and plant will be transferred to fixed assets in July 2011.

The Company's subsidiary, Henan Green, signed an agreement to install two additional narrow-strip production lines during the second quarter of 2011, the total amount of these two production lines was approximately $13.3 million, 90% of deposit has been paid ($11,974,936) as of June 30, 2011 (see above table).

No depreciation has been provided for construction in progress.

9.	LAND USE RIGHT

Land use right as of June 30, 2011 and December 31, 2010 consist of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Land use right, net	$13,588,709	$13,455,218
Prepaid expenses on land use right	2,189,216	2,143,939
	$15,777,925	$15,599,157

Land use right represents the value of land approved to the Company for industrial production purpose by the local government in Zhengzhou, People's Republic of China.  The right will expire between June 30, 2053 to June 30, 2054 for the land with 58.6 acres (351.61 Chinese mu) and 50 acres (300 Chinese mu) respectively. Land use right payable for the 58.6 acres as of June 30, 2011 and December 31, 2010 was $1,368,062 and $10,203,404 respectively.

Buildings of staff accommodation and the R & D center are located on the land with 50 acres (300 Chinese mu).  Payment of the land use right for the 50 acres was fully settled in 2009.

The Company acquired the land use right of 58.6 acres (351.61 Chinese mu) in February 2010. Although there is no payment schedule to settle the outstanding amount of $1,368,062 until the Company receives notification from the local government, the Company expects to fully settle the outstanding amount within 12 months. Use of the land is planned for the Company's expansion capacity throughout 2011.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

9.	LAND USE RIGHT (…/Cont'd)

The Company’s related party, Zhengzhou No. 2 Iron and Steel Company Limited ("Zhengzhou Company") owns a land use right with total 24.94 acres (151.4 Chinese mu), the Company currently leases a part of the land use rights for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company which was the former owner of Henan Green. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, the Company has started the process of transferring the title of the land use right to the extent 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, as of June 30, 2011, the Company prepaid $2,189,216 to Zhengzhou Company. Final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

Land use right is amortized using the straight-line method over the lease term of 43 to 50 years. The amortization expense for the six months ended June 30, 2011 and 2010 were $159,388 and $105,997 respectively. The total future amortization is as follows:

June 30,
2012	$318,723
2013	318,723
2014	318,723
2015	318,723
2016	318,723
Over 5 years	11,995,094
$13,588,709

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

10.	NOTES PAYABLE

Notes payable as of June 30, 2011 and December 31, 2010 consist of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Classified by financial institutions:
China Citic Bank	$21,660,091	$19,696,970
Bank of Zhengzhou	3,740,234	3,030,303
Minsheng Bank of China	24,754,390	6,030,303
Guangdong Development Bank	15,471,494	12,121,212
Shanghai Pudong Development Bank	12,377,195	18,939,394
China Merchants Bank	-	6,060,606
China Everbright Bank	21,660,091	13,636,364
Bank of Luoyang	10,056,471	5,166,666
Bank of Communications	14,041,719	-
Bank of Pingdingshan	18,875,222	-
Bank of Xuchang	-	1,545,454
	$142,636,907	$86,227,272

Additional information:
Maximum balance outstanding during the period/year	$142,636,907	$102,298,541
Interest expense	$3,144,892	$2,510,056
Finance charge per contract	0.050%	0.050%
Weighted average interest rate	2.23%	1.43%

All the above notes payable are secured by either 50% or 100% corresponding restricted cash. As of June 30, 2011 and December 31, 2010, the Group's cash of $89,105,747 and $66,530,303 respectively were restricted for such purpose. All the notes payable have terms of six months. Bank of Zhengzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that they should be notified for any transaction which is over 10% of Henan Green’s net assets. The Company was  in compliance with the financial covenants at balance sheet date in the 2011.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

11.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of June 30, 2011 and December 31, 2010:

	(Unaudited) June 30, 2011	December 31, 2010

Classified by financial institutions:
China Citic Bank	$1,547,149	$1,515,152
China Merchants Bank	-	9,090,909
Bank of Zhengzhou	4,641,448	7,575,758
Shanghai Pudong Development Bank	10,830,046	10,606,061
Zhengzhou City Rural Credit Cooperative	1,315,077	757,576
Bank of Communications	-	1,515,151
Bank of Luoyang	9,282,896	9,090,909
Bank of Xuchang	4,641,448	3,939,393
	$32,258,064	$44,090,909

Additional information:
Maximum balance outstanding during the period/year	$45,718,264	$49,812,171
Interest expense	$1,451,275	$2,434,768
Range of monthly interest rate	0.531% - 0.848%	0.425-0.84%
Weighted average interest rate	2.59%	3.02%

All of the above terms loans are fixed term loans with a period of 12 months or less. Bank of Zhengzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that any transaction which is over 10% of Henan Green’s net assets they must be approved by the Bank.  For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou Company's land and plant properties, or guaranteed by Henan Green’s former owners or other third parties.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

11.	TERM LOANS (…/Cont’d)

A summary of the principal payments for the outstanding term loans during the following fiscal year is as follows:

				Total
			Principal payment	outstanding
Name of bank	Collateral	Term of loans	due during 2011	loan amount

China Citic Bank	Secured by Henan Green's fixed assets	July 16, 2010 to July 15, 2011	773,574	773,574

China Citic Bank	Secured by Henan Green's fixed assets	August 3, 2010 to August 2, 2011	773,575	773,575

Bank of Zhengzhou	Guaranteed by Zhengzhou No. 2 Iron and Steel Company Limited	August 19, 2010 to August 19, 2011	4,641,448	4,641,448

Shanghai Pudong Development Bank	Guaranteed by Mingwang Lu	November 30, 2010 to November 29, 2011	4,641,448	4,641,448

Shanghai Pudong Development Bank	Guaranteed by Mingwang Lu	December 6, 2010 to December 5, 2011	4,641,448	4,641,448

Shanghai Pudong Development Bank	Secured by Henan Green's land	March 16, 2011 to March 15, 2012	1,547,150	1,547,150

Zhengzhou City Rural Credit Cooperative	Guaranteed by third party	December 8, 2010 to December 8, 2011	618,860	618,860

Zhengzhou City Rural Credit Cooperative	Guaranteed by third party	January 10, 2011 to December 16, 2011	696,217	696,217

Bank of Luoyang	NiL	September 21, 2010 to September 20, 2011	4,641,448	4,641,448

Bank of Luoyang	Guaranteed by third party	May 13, 2011 to May 12, 2012	4,641,448	4,641,448

Bank of Xuchang	Guaranteed by third party	May 6, 2011 to April 25, 2012	4,641,448	4,641,448

			32,258,064	32,258,064

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

12.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of June 30, 2011 and December 31, 2010 consist of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Accrued expenses	$3,328,544	$2,963,644
Other payables	6,359,038	361,548
Other tax payables	1,413,243	856,155
	$11,100,825	$4,181,347

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

Other payables represent payables to purchase of machinery and equipment of fixed assets and other payables. Payables to purchase of machinery and equipment was $6,021,068.

13.	STOCKHOLDERS’ EQUITY

(a)	Capital

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability company. During March 2009, the Company amended its memorandum of association by effecting a stock split resulting in the issuance of 29,999,999 shares and increasing the total authorized shares to 100,000,000.  Accordingly, immediately after this amendment of its memorandum of association, the Company had 30,000,000 shares outstanding.

A unit purchase option to purchase 600,000 units, each at $6.60 consisting of one share of common stock and two warrants see the table included in this note. The unit purchase option was not exercised and expired on March 21, 2011.

During the year ended December 31, 2010, 2,142,959 warrants were exercised, for which the Company received proceeds of $10,714,795.

During January 1 to March 31, 2011, 13,294,775 warrants were exercised, for which the Company received proceeds of $66,473,875.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

13.	STOCKHOLDERS’ EQUITY (…/Cont’d)

On June 4, 2010, the Company completed a private placement in which the Company sold to certain investors 3,303,771 ordinary shares at a price per share of $5.70, for an aggregate purchase price of $18,831,495, pursuant to a securities purchase agreement dated the same date. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. The Company netted proceeds amounting to $17,967,818, offering fees and other fees amounted to $863,676.

The Board of Directors and the Compensation Committee of the Company adopted the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan (the "Plan") on November 16, 2010.  The Plan became effective on the date of its adoption, subject to approval by the Company’s shareholders within 12 months. At the Company’s annual shareholders meeting hold on December 8, 2010, the Company’s shareholders approved the adoption of the 2010 Plan.

Up to 3,500,000 of the Company’s ordinary shares may be issued under the Plan (subject to adjustment as described in the Plan). The Plan permits the grant of Nonqualified Share Options and Restricted Share Awards to employees, directors, and consultants of the Company and its affiliates.

In connection with the adoption of the Plan, the Board of Directors and Compensation Committee also approved forms of Share Option Agreement for employees and directors (collectively, the “-Forms of Option Agreement-”) and form of Restricted Share Award Agreement (the “-Form of Share Award Agreement-”) that will be utilized by the Company to grant options and restricted shares under the Plan.

No Options were exercisable, and no Share Awards or ordinary shares were issuable under the Plan unless and until the Plan was approved by the shareholders of the Company. In the event that the shareholders of the Company had not approved the Plan within such 12 months period, the Plan and any previously granted Option would have terminated.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

13.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(a)	Capital (…/Cont'd)

The Company also granted in connection with its November 2009 public offering the Underwriter Representative (and its designees) a warrant (the “Underwriter Representative Warrant”) for the purchase of an aggregate of 144,000 ordinary shares (the “Warrant Shares”) for an aggregate purchase price of $100.00.  The Underwriter Representative Warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $6.00 per share. The Underwriter Representative Warrant is exercisable beginning on August 9, 2010 and until November 9, 2014.  The fair value of warrants amounts to approximately $92,030 which is calculated by using Black Scholes Option Calculator. Such amount has been recorded through the equity accounts having to impact on stockholders' equity. The fair value of each of warrant was estimated using the following assumptions:

	(Unaudited) June 30, 2011	December 31, 2010

Expected volatility	42.00%	44.80%
Expected term (in years)	3.4	4.0
Risk free rate	0.81%	1.02%

A summary of all warrants outstanding as of June 30, 2011, is presented below:

	Warrants	Exercise Price	Terms

Outstanding as of December 31, 2010	15,191,108
Exercised	(13,294,775)	5.00	-
Expired	(1,752,333)
Outstanding as of June 30, 2011	144,000	6.00	3.4 years

During the six months ended June 30, 2011, the Company issued 13,294,775 shares in connection with the exercise of 13,294,775 warrants which yielded net proceeds to the Company amounting to $66,473,875.

On April 1, 2011, the Company's Board of Directors held a board resolution and announced that the Company would repurchase stocks in the open market. During May to June, 2011, the Company repurchased 780,273 shares with amount of $2,980,227.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

13.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(b)	Retained Earnings

Retained earnings as of June 30, 2011 and December 31, 2010 consist of the following:

	(Unaudited) June 30, 2011	December 31, 2010

Retained earnings	$92,465,723	$77,939,504
Statutory surplus reserves	5,095,037	1,582,902
	$97,560,760	$79,522,406

In accordance with PRC Company Law, the Group is required to allocate at least 10% profit to the statutory surplus reserve. Appropriation to the statutory surplus reserve by the Group is based on profit arrived under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory surplus reserve. Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory surplus reserve reaches 50% of the stockholder's equity. This statutory surplus reserve is not distributable in the form of cash dividends.

As of June 30, 2011, the Group's subsidiary, Henan Green, allocated $3,512,135 which was the 10% of net profits of the six months ended June 30, 2011 to the statutory surplus reserves.

A supplemental information of the movement of statutory surplus reserves and registered capital of Henan Green as of June 30, 2011 is as follows:

	Statutory surplus	Registered	Percentage
	reserves	capital	reached

At December 31, 2010	1,581,835	43,605,726	4%
Increase in registered capital	-	39,998,218
Statutory surplus reserves transferred from net profits	3,512,135	-

At June 30, 2011	5,093,970	83,603,944	6%

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.	INCOME TAXES

All of the Company's income is generated in the PRC.

	(Unaudited) For the Three Months		(Unaudited) For the Six Months
	Ended June 30,		Ended June 30,
	2011	2010	2011	2010

Current income tax expense	$5,551,183	$4,089,356	$9,023,980	$8,132,185

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the six months ended June 30, 2011 and 2010 are as follows:

	(Unaudited) For the Three Months		(Unaudited) For the Six Months
	Ended June 30,		Ended June 30,
	2011	2010	2011	2010

Income before tax	$19,594,313	$16,166,664	$27,062,334	$31,737,313

Expected PRC income tax expense at statutory tax rate of 25%	4,898,578	4,041,666	6,765,583	7,934,328
Income not subject to PRC tax	-	-	-	43,995
Deductible temporary difference	159,274	-	159,274	-
Non deductible tax expenses	281,665	-	1,709,214	-
Effect on exchange rate	211,666	47,690	389,909	153,862
Actual income tax expense	$5,551,183	$4,089,356	$9,023,980	$8,132,185

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial. The Group has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

For the six months ended June 30, 2011 and 2010, there was no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of June 30, 2011 and December 31, 2010, the Group did not accrue any interest and penalties.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

15.	SUNDRY INCOME

Sundry income for the six months ended June 30, 2011 and 2010 consists of the following:

	(Unaudited) For the Six Months Ended June 30,
	2011	2010

Local government subsidies	$-	$43,995
Transferred from other receivables and other payables	11,693	-
Subcontracting income	905	-
Others	28,454	41,003
	$41,052	$84,998

During the six months ended June 30, 2011 and 2010, the Group received special one time subsidies, zero and $43,995 respectively, from local government of Zhengzhou, China for its advance technology in manufacturing precision steel mill flat-rolled products. The subsidy is not a continuing nature and depends on the local government's policy announced within a valid period.

16.	RELATED PARTY TRANSACTIONS

In 2004, the Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou Company, the former owner of Henan Green, from January 1, 2005 to December 31, 2027. Rental paid to Zhengzhou Company for the three and six months ended June 30, 2011 and 2010 was $2,844 and $2,459; $5,646 and $4,912 respectively.

The Company’s related party, Zhengzhou Company owns a land use right with total 24.94 acres (151.4 Chinese mu), the Company currently leases a part of the land use right for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, the Company has started the process of title transfer of the existing land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, the Company prepaid $2,189,216 to Zhengzhou Company as of June 30, 2011. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

17.	SIGNIFICANT CONCENTRATIONS

Our credit risk is somewhat limited due to a relatively large customer base and its dispersion across geographic areas of the PRC. During the six months ended June 30, 2011, the Company had one customer which accounted for 10% or more of total revenue. During the six months ended June 30, 2010, the Company had no customer which accounted for 10% or more of total revenue. As of June 30, 2011 and December 31, 2010, the Company had one customer which accounted for approximately 80% and 81% respectively of total accounts receivable.

All of the Group's suppliers are located in the PRC. During the six months ended June 30, 2011, the Company had three suppliers which each accounted for approximately 39%, 19% and 16% of total purchases, respectively. During the six months ended June 30, 2010, the Company had four suppliers which each accounted for approximately 30%, 18%, 13% and 12% of total purchases, respectively. As of June 30, 2011, the Company had two suppliers which accounted for approximately 28% and 12% respectively of total accounts payable. As of December 31, 2010, the Company had two suppliers which accounted for approximately 19% and 16% respectively of total accounts payable.

18.	FOREIGN OPERATIONS

Operations

All of the Group’s operations are carried out and all of its assets are located in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. The Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency fluctuation and remittances and methods of taxation, among other things.

Dividends and reserves

Under laws of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following: (i) cumulative prior years' losses, if any; (ii) allocations to the "Statutory Surplus Reserve" of at least 10% of net income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the equity of the Company’s subsidiary, Henan Green; (iii) allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to Henan Green's "Statutory Common Welfare Fund", which is established for the purpose of providing employee facilities and other collective benefits to employees in China; and (iv) allocations to any discretionary surplus reserve, if approved by equity stockholders.

The registered capital of the Company's subsidiary, Henan Green, has been increased to $83.6 million as of June 30, 2011, according to the PRC law, Henan Green is required to transfer 10% of its net profit to the statutory surplus reserve till reaches 50% of its total registered capital (i.e approximately $41.8 million).

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

19.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $20,970and $19,577 for the six months ended June 30, 2011 and 2010 respectively. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of June 30, 2011 are payable as follows:

Years Ended
December 31,	Leasehold	Reservoir rental	Total
2011	$5,700	$-	$5,700
2012	12,541	15,471	27,812
2013	13,795	15,471	29,066
2014	15,174	15,471	30,445
2015	16,692	15,471	31,963
Over five years	392,639	46,414	439,053
	$456,541	$108,298	$563,839

Land use right is granted by Zhengzhou No.2 Iron and Steel Company Limited, who sub-lets a part of its land with 6.69 acres (40.60 Chinese mu) to Henan Green. The rental period is from January 1, 2005 to December 31, 2027. Annual rental paid for the land use right is approximate $8,781 for the period of January 1, 2005 to December 31, 2009. The rental payment would be increased by 10% annually from 2010 onwards. Such related party commitments are included in the above table.

20.	SUBSEQUENT EVENT

Stocks repurchase

In July 2011, the Company repurchased 183,070 shares of stock in the open market; the total cost was $738,154 including $9,154 commission paid to the Company's broker, Global Hunter Securities.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

21.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in FASB ASC Topic 323, “Investments - Equity Method and Joint Ventures”. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the income of the subsidiaries is presented as “Equity in income of subsidiaries” on the statement of income.

These supplemental condensed parent company financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of June 30, 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

CONDENSED BALANCE SHEETS

	(Unaudited) June 30, 2011	December 31, 2010
Assets
Cash	$23,419,056	$5,552,387
Prepayment	100,000	100,000
Other receivables	-	1,352,180
Investments in subsidiaries	229,896,730	160,813,883
Total assets	$253,415,786	$167,818,450

Liabilities and Stockholders'' Equity
Current liabilities
Accrued liabilities and other payables	$6,448	$6,448
Total liabilities	6,448	6,448

Stockholders' Equity
Total stockholders' equity	253,409,338	167,812,002

Total liabilities and stockholders' equity	$253,415,786	$167,818,450

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

21.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (…/Cont’d)

CONDENSED STATEMENT OF INCOME (UNAUDITED)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2011	2010	2011	2010

General and administrative expenses	$(654,289)	$(327,037)	$(6,979,159)	$(989,057)
Equity income of subsidiaries	14,697,419	12,404,345	25,017,513	24,594,185

Net income	$14,043,130	$12,077,308	$18,038,354	$23,605,128

CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)

	For the Six Months
	Ended June 30,
	2011	2010

Net cash used in operating activities	$(5,626,979)	$(1,089,057)
Net cash provided by investing activities	(40,000,000)	(5,000,000)
Net cash provided by financing activities	63,493,648	25,108,394
Cash as of January 1	5,552,387	5,881,689
Cash as of June 30	$23,419,056	$24,901,026